                                                                    EXHIBIT 99.4


ARTHUR KILL POWER LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

ARTHUR KILL POWER LLC
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                                             PAGE(S)

Report of Independent Accountants                                                               1

Financial Statements:

   Balance Sheets at December 31, 2002 and 2001                                                 2

   Statements of Operations for the years ended December 31, 2002, 2001 and 2000                3

   Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000                4

   Statements of Member's Equity for the years ended December 31, 2002, 2001 and 2000           5

Notes to Financial Statements                                                                 6-14

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Management Committee of
Arthur Kill Power LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of member's equity and of cash flows present fairly, in all material respects, the financial position of Arthur Kill Power LLC at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and Note 5 to the financial statements, the Company and its parent NRG Northeast Generating LLC, as well as NRG Energy, Inc., are experiencing credit and liquidity constraints and have various credit arrangements that are in default. As a direct consequence, during 2002 NRG Energy, Inc. entered into discussions with its creditors to develop a comprehensive restructuring plan. In connection with these restructuring efforts, it is likely that NRG Energy, Inc. and certain of its subsidiaries will file for Chapter 11 bankruptcy protection. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002.


PricewaterhouseCoopers LLP

Minneapolis, Minnesota
March 28, 2003

ARTHUR KILL POWER LLC
BALANCE SHEETS
AT DECEMBER 31, 2002 AND 2001
(Thousands of dollars)
--------------------------------------------------------------------------------

                                   ASSETS                               2002        2001

Current assets:
    Cash and cash equivalents                                         $      2    $     -
    Accounts receivable, net of allowance for doubtful accounts
        of $10,198 and $0                                                7,281     16,437
    Accounts receivable, affiliate                                      22,865          -
    Inventory                                                            9,073      8,364
    Prepaid expenses                                                     1,985        607
                                                                      --------   --------

      Total current assets                                              41,206     25,408

Property, plant and equipment, net of accumulated depreciation of
      $46,249 and $32,513                                              386,549    385,110
Deferred financing costs, net of accumulated amortization of
      $351 and $228                                                      2,721      2,844
                                                                      --------   --------

      Total assets                                                    $430,476   $413,362
                                                                      ========   ========

                         LIABILITIES AND MEMBER'S EQUITY

Liabilities:
    Current liabilities:
      Accounts payable                                                $  8,717   $  1,934
      Current portion of long-term debt (intercompany note payable)    177,441     32,393
      Checks in excess of cash                                               -      1,868
      Accrued interest                                                   2,086        633
      Accrued fuel and purchased power expense                           1,117     11,042
      Other current liabilities                                          6,707     15,824
                                                                      --------   --------

      Total current liabilities                                        196,068     63,694

    Long-term debt (intercompany note payable)                               -    152,157
    Other long term liabilities                                          4,122      1,465
                                                                      --------   --------

      Total liabilities                                                200,190    217,316
Commitments and contingencies
Member's equity                                                        230,286    196,046
                                                                      --------   --------

      Total liabilities and member's equity                           $430,476   $413,362
                                                                      ========   ========



    The accompanying notes are an integral part of the financial statements.

ARTHUR KILL POWER LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------

                                         2002         2001         2000

Revenues                              $ 200,955    $ 320,792    $ 219,509
Operating costs                         120,769      181,866      129,858
                                      ---------    ---------    ---------

      Operating margin                   80,186      138,926       89,651

Depreciation                             14,440       13,035       12,858
General and administrative expenses      15,732        1,526        1,328
                                      ---------    ---------    ---------

      Income from operations             50,014      124,365       75,465

Other (expense)/income, net                (108)         133           35
Interest expense                        (15,666)     (17,713)     (20,930)
                                      ---------    ---------    ---------

Net income                            $  34,240    $ 106,785    $  54,570
                                      =========    =========    =========



    The accompanying notes are an integral part of the financial statements.

ARTHUR KILL POWER LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------


                                                          2002         2001         2000
Cash flows from operating activities:
    Net income                                         $  34,240    $ 106,785    $  54,570
    Adjustments to reconcile net income to net cash
        provided by operating activities:
      Depreciation                                        14,440       13,035       12,858
      Amortization of deferred financing costs               123          125        1,314
      Allowance for doubtful accounts                     10,198         (722)         722
      Changes in assets and liabilities:
        Accounts receivable                               (1,042)       2,972        4,328
        Inventories                                         (709)        (611)         831
        Accounts receivable, affiliate                   (22,865)      44,830      (44,830)
        Prepaid expenses                                  (1,378)       7,204       (1,586)
        Accounts payable                                   6,783        1,410          330
        Accounts payable - affiliates                          -            -       (9,296)
        Accrued fuel and purchased power expense          (9,925)       5,731       (4,757)
        Accrued interest                                   1,453         (132)         765
        Other current liabilities                         (9,117)       3,881        9,658
        Other assets and liabilities                       2,657        1,465          (91)
                                                       ---------    ---------    ---------

      Net cash provided by operating activities           24,858      185,973       24,816
                                                       ---------    ---------    ---------

Cash flows from investing activities:
    Capital expenditures                                 (15,879)      (5,892)      (4,014)
    Proceeds from disposition of fixed assets                  -            -          728
                                                       ---------    ---------    ---------

      Net cash used in investing activities              (15,879)      (5,892)      (3,286)
                                                       ---------    ---------    ---------

Cash flows from financing activities:
    Principal payments of long-term debt                 (16,184)     (27,226)    (264,629)
    Proceeds from borrowings                               9,075            -      226,900
    Deferred financing costs                                   -          (60)      (3,012)
    (Distributions to)/contribution from member's              -     (153,814)      24,197
    (Decrease)/increase in checks in excess of cash       (1,868)       1,017       (4,986)
                                                       ---------    ---------    ---------

      Net cash used in financing activities               (8,977)    (180,083)     (21,530)
                                                       ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents           2           (2)           -

Cash and cash equivalents at beginning of period               -            2            2
                                                       ---------    ---------    ---------

Cash and cash equivalents at end of period             $       2      $     -    $       2
                                                       =========    =========    =========

Supplemental disclosures of cash flow information:
    Interest paid (net of amount capitalized)          $  14,213    $  17,720    $  17,537



    The accompanying notes are an integral part of the financial statements.

ARTHUR KILL POWER LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------

                                                                        TOTAL
                                                                       MEMBER'S
                                                                        EQUITY

Balance, December 31, 1999                                            $ 164,308
                                                                      =========

Net income                                                               54,570
Contributions from member's                                              24,197
                                                                      ---------

Balance, December 31, 2000                                            $ 243,075
                                                                      =========

Net income                                                              106,785
Member's distributions, net                                            (153,814)
                                                                      ---------

Balance, December 31, 2001                                            $ 196,046
                                                                      =========

Net income                                                               34,240
                                                                      ---------

Balance, December 31, 2002                                            $ 230,286
                                                                      =========






    The accompanying notes are an integral part of the financial statements.

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 - ORGANIZATION

    Arthur Kill Power LLC (the Company), a wholly-owned subsidiary of NRG Northeast Generating LLC (Northeast Gen), owns and operates the approximately 842 Megawatt (MW), three unit, natural gas/oil fired intermediate/peaking electric generating facility located in Staten Island, New York.

    Northeast Gen, a wholly-owned indirect subsidiary of NRG Energy, Inc. (NRG Energy), owns electric power generation plants in the northeastern region of the United States. Northeast Gen was formed for the purpose of financing, acquiring, owning, operating and maintaining, through its subsidiaries and affiliates the electric generating facilities owned by Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Power LLC, Oswego Harbor Power LLC and Somerset Power LLC.

Recent Developments

    As of December 31, 2002, NRG Energy has failed to make scheduled payments on interest and/or principal on approximately $4.0 billion of its recourse debt and is in default under the related debt instruments. These missed payments also have resulted in cross-defaults of numerous other non-recourse and limited recourse debt instruments of NRG Energy. In addition to the missed debt payments, a significant amount of NRG Energy's debt and other obligations contain terms, which require that they be supported with letters of credit or cash collateral following a ratings downgrade. As a result of the downgrades that NRG Energy has experienced in 2002, NRG Energy is in default of its obligations to post collateral of approximately $1.1 billion, principally to fund equity guarantees associated with its construction revolver financing facility, to fund debt service reserves and other guarantees related to NRG Energy projects and to fund trading operations. In early November 2002, NRG Energy presented a restructuring plan to its creditors.

    In mid-December 2002, the NRG Energy bank steering committee submitted a counter-proposal to the restructuring plan. In January 2003, a new restructuring proposal was presented to the creditors and negotiations are ongoing. On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with holders of most of NRG Energy's long-term notes and the steering committee representing NRG Energy's bank lenders. The settlement is subject to certain conditions, including the approval of at least a majority in dollar amount of the NRG Energy bank lenders and long-term noteholders and definitive documentation. There can be no assurance that such approvals will be obtained. The terms of the settlement call for Xcel Energy to make payments to NRG Energy over the next 13 months totaling up to $752 million for the benefit of NRG Energy's creditors in consideration for their waiver of an existing and potential claims against Xcel Energy. Under the settlement, Xcel Energy will make the following payments: (i)$350 million at or shortly following the consummation of a restructuring of NRG Energy's debt. It is expected this payment would be made prior to year-end 2003; (ii)$50 million on January 1, 2004. At Xcel Energy's option, it may fill this requirement with either cash or Xcel Energy common stock or any combination thereof and (iii)$352 million in April 2004.

    Absent an agreement on a comprehensive restructuring plan, NRG Energy will remain in default under its debt and other obligations, because it does not have sufficient funds to meet such requirements and obligations. As a result, the lenders will be able, if they so choose, to seek to enforce their remedies at any time, which would likely lead to a bankruptcy filing by NRG Energy. There can be no assurance that NRG Energy's creditors ultimately will accept any consensual restructuring plan, or that, in the interim, NRG Energy's lenders and bondholders will continue to forbear from exercising any or all of the remedies available to them, including acceleration of NRG Energy's indebtedness, commencement of an

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

involuntary proceeding in bankruptcy and, in the case of certain lenders, realization on the collateral for their indebtedness.

    On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with holders of most of NRG Energy's long-term notes and the steering committee representing NRG's bank lenders. The settlement is subject to certain conditions, including the approval of at least a majority in dollar amount of the NRG Energy bank lenders and long-term noteholders and definitive documentation. There can be no assurance that such approvals will be obtained.

    The Company expects to have cash available for operations through 2003. This forecast does not assume further investment by Xcel Energy, NRG Energy, Northeast Gen or modification of the Company's current debt obligations. In the event that Northeast Gen and the Company are unable to obtain adequate financing on terms acceptable to Northeast Gen and the Company to continue their operations, Northeast Gen and the Company may have to file bankruptcy. Northeast Gen and the Company 's inability to obtain timely waivers and avoid defaults on their credit obligations could lead to additional involuntary bankruptcy proceedings. In any case, there is substantial doubt as to the Company's ability to continue as a going concern.

    The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    Additional information regarding the Northeast Gen and the Company can be found in NRG Energy's Form 10-K for the year ended December 31, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

    In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, uncollectible accounts and actuarially determined benefit costs, among others. In addition, estimates are used to test long-lived assets for impairment and to determine fair value of impaired assets. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

    CASH AND CASH EQUIVALENTS

    The Company considers cash and cash equivalents to include cash and short-term investments with original maturities of three months or less.

    INVENTORY

    Inventory consists primarily of spare parts and is valued at the lower of weighted average cost or market.

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost or the present value of minimum lease payments for assets under capital leases. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

Facilities, machinery and equipment                       25 to 30 years
Office furnishings and equipment                          3 to 10 years

    The assets and related accumulated depreciation amounts are adjusted for asset retirements and disposals with the resulting gain or loss included in operations. NRG Energy expenses all repair and maintenance as incurred, including planned major maintenance.

    ASSET IMPAIRMENTS

    Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. Such reviews were performed in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) in 2002 and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121) in prior years. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset is less than its carrying value. An impairment charge is measured by the difference between an asset's carrying amount and fair value. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. The adoption of SFAS 144 had no impact on the Company's financial statements.

     DEFERRED FINANCING COSTS

    Deferred financing costs consist of legal and other costs incurred to obtain debt financing. These costs are being amortized over the terms of the related debt.

    REVENUE RECOGNITION

    Revenues from the sale of electricity are recorded based upon the output delivered and capacity provided at rates specified under contract terms or prevailing market prices. The Company has recorded an allowance for doubtful accounts of $10.2 million in 2002. This is included in general and administrative expenses.

    POWER MARKETING ACTIVITIES

    The Company has entered into a contract with its marketing affiliate, NRG Power Marketing, Inc., for the sale of energy, capacity and ancillary services produced, which enables the affiliate to engage in forward sales and hedging transactions to manage the Company's electricity price exposure. Net gains or losses on hedges by the marketing affiliate, which are physically settled, are recognized in the same manner as the hedged item. The Company receives the net transaction price on all contracts that are physically settled by its marketing affiliate.

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    INCOME TAXES

    The Company has been organized as a LLC. Therefore, federal and state income taxes are assessed at the member level. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

    COMPREHENSIVE INCOME

    For all periods, net income is equal to comprehensive income as there were no additional items impacting comprehensive income for these years.

    CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and derivative instruments. Cash accounts are generally held in federally insured banks. Accounts receivable and derivative instruments are concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. Receivables are generally not collateralized; however, the Company believes the credit risk posed by industry concentration is offset by the diversification and creditworthiness of its customer base.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents, receivables, accounts payables, and accrued liabilities approximate fair value because of the short maturity of these instruments.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001,the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations" (SFAS No.143). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No.143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is initially capitalized as part of the cost of the related tangible long-lived asset and thus depreciated over the asset's useful life. Accretion of the liabilities due to the passage of time will be an operating expense. Retirement obligations associated with long-lived assets included within the scope of SFAS No.143 are those for which a legal obligation exists under enacted laws, statutes written or oral contracts, including obligations arising under the doctrine of promissory estoppel. The Company is required to adopt SFAS No.143 on January 1, 2003. The Company is in the process of evaluating the impact of adopting SFAS No.143.

    In November 2002,the FASB issued FASB Interpretation No. 45,Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    RECLASSIFICATIONS

    Certain prior-year amounts have been reclassified for comparative purposes. These reclassifications had no effect on net income or total member's equity as previously reported.

NOTE 3 - INVENTORY

    Inventory, which is stated at the lower of weighted average cost or market, at December 31, consists of:

                                                     2002          2001
                                                   -------       -------
                                                      (In thousands)
Spare parts                                        $ 8,927       $ 8,364
Natural gas                                            146             -
                                                   -------       -------

                                                   $ 9,073       $ 8,364
                                                   =======       =======



NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

    The major classes of property, plant and equipment at December 31, were as follows:

                                                      2002         2001
                                                   ---------    ---------
                                                       (In thousands)
Land                                               $  24,826    $  24,826
Facilities, machinery and equipment                  397,853      386,030
Construction in progress                               9,914        6,562
Office furnishings and equipment                         205          205
Accumulated depreciation                             (46,249)     (32,513)
                                                   ---------    ---------

Property, plant and equipment, net                 $ 386,549    $ 385,110
                                                   =========    =========

NOTE 5 - LONG-TERM DEBT

     On February 22, 2000, Northeast Gen issued $750 million of project level senior secured bonds, to refinance short-term project borrowings and for certain other purposes. The bond offering included three tranches: $320 million with an interest rate of 8.065% due in 2004, $130 million with an interest rate of 8.842% due in 2015 and $300 million with an interest rate of 9.292% due in 2024. Interest and principal payments are due semi-annually. The Northeast Gen senior secured bonds are jointly and severally guaranteed by each of Northeast Gen's subsidiaries including the Company. In addition, the bonds are secured by a security interest in Northeast Gen's membership or other ownership interests in the guarantors and its rights under all inter-company notes between Northeast Gen and the guarantors.

     In December 2000, Northeast Gen exchanged all of its outstanding bonds for bonds registered under the Securities Act of 1933. As of December 31, 2002 and 2001, there remains $556.5 million and $610 million of outstanding bonds, respectively.

     On December 15, 2002, Northeast Gen failed to make $24.7 million interest and $53.5 million principal payments. Northeast Gen had a 15-day grace period to make payment. On December 27, 2002, Northeast Gen made the $24.7 million interest payment due on the Northeast Gen bonds but failed to make the $53.5 million principal payment. As a result, the payment default associated with its failure to make principal payments when they come due is currently in effect. Northeast Gen also failed to make a debt service reserve account cash deposit within 30 days of NRG Energy's credit rating downgrade in July 2002. In addition,

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Northeast Gen is also in default of its debt covenants because of the lapse of the 60 day grace period regarding the necessary dismissal of an involuntary bankruptcy proceeding.

    Northeast Gen loaned the proceeds from its $750 million senior secured bonds to its subsidiaries. The subsidiary loans in the aggregate original principal amount of $750 million are evidenced by intercompany note agreements with terms and provisions similar to Northeast Gen's senior secured bonds. The amount loaned by Northeast Gen to Arthur Kill Power LLC under this arrangement was $226.9 million, of which $168.4 million and $184.6 million was outstanding at December 31, 2002 and 2001, respectively. As a result of the defaults on the Northeast Gen senior secured bonds, the related intercompany note payable to Northeast Gen has been classified as a current liability at December 31, 2002.

    On June 15, 2002, NRG Energy loaned Northeast Gen and its subsidiaries $30 million to fund capital expenditures at its subsidiaries. The Company's share of the loan proceeds was $9.1 million. At December 31, 2002, the Company's outstanding loan balance was $9.1 million. The debt bears interest at the 3-month London Interbank Offered Rate plus 0.5%. The debt is subordinate to and subject to the terms and conditions of the senior secured bonds. Accordingly, the Company has classified this loan as a short-term affiliated note payable.

NOTE 6 - GUARANTEES

    In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

    On February 22, 2000, Northeast Gen issued $750 million of project level senior secured bonds, to refinance short-term project borrowings and for certain other purposes. The bonds are jointly and severally guaranteed by each of Northeast Gen's subsidiaries, therefore the amount in the following table represents the total outstanding bonds for Northeast Gen. The bonds are secured by a security interest in Northeast Gen's membership or other ownership interests in the guarantors and its rights under all inter-company notes between Northeast Gen and the guarantors.

    As of December 31, 2002 and 2001, the Company's obligations pursuant to its guarantees of the performance, equity and indebtedness obligations were as follows:

                                                DESCRIPTION                          2002      2001
                         -------------------------------------------------------  --------- ---------
                                                                                     (IN THOUSANDS)
                         Guarantees of Northeast Gen debt.......................  $ 556,500 $ 610,000
                                                                                  --------- ---------
                           Total guarantees.....................................  $ 556,500 $ 610,000
                                                                                  ========= =========

    As of December 31, 2002, the nature and details of the Company's guarantees were as follows:

                                           GUARANTEE/
                                            MAXIMUM
                                            EXPOSURE
                  NAME                   (IN THOUSANDS)           NATURE OF GUARANTEE           EXPIRATION DATE   TRIGGERING EVENT
    -------------------------------     ----------------    ----------------------------------  ---------------   ----------------
    NRG Northeast Generating......      $        556,500    Obligations under credit agreement    None stated      Nonperformance

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
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NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

    On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended by SFAS No. 137 and SFAS No. 138.

    SFAS No. 133 applies to Northeast Gen's energy and energy related commodities financial instruments, long-term power sales contracts and long-term gas purchase contracts used to mitigate variability in earnings due to fluctuations in spot market prices, hedge fuel requirements at generation facilities and protect investment in fuel inventories. The Company does not enter into long-term power sales contracts, long-term gas purchase contracts, or other derivative instruments. These activities are conducted by an affiliate of Northeast Gen and are not recorded by the Company.

NOTE 8 - RELATED PARTY TRANSACTIONS

    POWER MARKETING AGREEMENT

    On June 25, 1999, the Company entered into a power sales and agency agreement with NRG Power Marketing Inc. (NRG Power Marketing), a wholly-owned subsidiary of NRG. The agreement is effective until December 31, 2030. Under the agreement, NRG Power Marketing will (i) have the exclusive right to manage, market and sell all power not otherwise sold or committed to or by such subsidiaries, (ii) procure and provide to such subsidiaries all fuel required to operate their respective facilities and (iii) market, sell and purchase all emission credits owned, earned or acquired by such subsidiaries. In addition, NRG Power Marketing will have the exclusive right and obligation to effect the direction of the power output from the facilities.

    Under the agreement, NRG Power Marketing pays to the Company gross receipts generated through sales, less costs incurred by NRG Power Marketing relative to its providing services (e.g. transmission and delivery costs, fuel cost, taxes, employee labor, contract services, etc.). The Company incurs no fees related to these power sales and agency agreements with NRG Power Marketing.

    OPERATING AND MAINTENANCE AGREEMENT

    On June 25, 1999, the Company entered into an operation and maintenance agreement with a subsidiary of NRG Operating Services, Inc. (NRG Operating Services), a wholly-owned subsidiary of NRG Energy. The agreement is effective for five years, with options to extend beyond five years. Under the agreement, the NRG Operating Services company operator operates and maintains its respective facility, including (i) coordinating fuel delivery, unloading and inventory, (ii) managing facility spare parts, (iii) meeting external performance standards for transmission of electricity, (iv) providing operating and maintenance consulting and (v) cooperating with and assisting the Company in performing the Company's obligations under agreements related to its facilities.

    Under the agreement, the operator charges an annual fee, and in addition will be reimbursed for usual and customary costs related to providing the services including plant labor and other operating costs. A demobilization payment will be made if the subsidiary elects not to renew the agreement. There are also incentive fees and penalties based on performance under the approved operating budget, the heat rate and safety.

    During 2002, 2001 and 2000, the Company incurred annual operating and maintenance costs billed from NRG Operating Services Inc. totaling $0.4 million. In addition, the Company incurred $22.2 million, $16.6 million and $20.0 million, respectively, for usual and customary costs related to providing

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

the services including plant labor and other operating costs.

    On June 25, 1999, the Company entered into an agreement with NRG for corporate support and services. The agreement is perpetual in term, unless terminated in writing. Under the agreement, NRG will provide services, as requested, in areas such as human resources, accounting, finance, treasury, tax, office administration, information technology, engineering, construction management, environmental, legal and safety. Under the agreement, NRG is paid for personnel time as well as out-of-pocket costs.

    During 2002, 2001 and 2000, the Company paid NRG approximately $0.4 million, $0.5 million and $0.4 million, respectively, for corporate support and services.

NOTE 9 - SALES TO SIGNIFICANT CUSTOMERS

    One customer, NYISO, accounted for 72.8%, 73.1% and 54.1% of the Company's revenues during 2002, 2001 and 2000, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

    OPERATING LEASE COMMITMENTS

    The Company leases certain of its facilities and equipment under operating leases. Rental expense under these operating leases was $0.4 million in 2002, 2001 and 2000. Future minimum lease commitments under these leases are as follows:


                                                                  (In thousands)
2003                                                              $         396
2004                                                                        396
2005                                                                        396
2006                                                                        396
                                                                  -------------

    Total                                                         $       1,584
                                                                  =============


    ENVIRONMENTAL

    Northeast Gen estimates that it will incur total environmental capital expenditures of $53 million during 2003 through 2007 for the facilities in New York. Connecticut and Massachusetts. These expenditures will be primarily related to landfill construction, installation of NO(x) controls, installation of the best technology available for minimizing environmental impacts associated with impingment and entrainment of fish and larvae, particulate matter control improvements, spill prevention controls, and undertaking remedial actions.

    As part of acquiring existing generating assets, Northeast Gen has inherited certain environmental liabilities associated with regulatory compliance and site contamination.

    In response to liabilities associated with these activities, accruals have been established when reasonable estimates are possible. At December 31, 2002 and 2001, the Company has established such accruals in the amount of approximately $0.6 million and $1.5 million, respectively. Such accruals primarily include estimated costs associated with remediation. The Company has not used discounting in determining its accrued liabilities for environmental remediation and no claims for possible recovery from third party issuers or other parties related to environmental costs have been recognized in the Company's financial statements. The Company adjusts the accruals when new remediation responsibilities are discovered and probable costs become estimable, or when current remediation estimates are adjusted to reflect new information.

ARTHUR KILL POWER LLC
NOTES TO FINANCIAL STATEMENTS
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   NYISO CLAIMS

    In November 2002, the NYISO notified NRG Energy of claims related to New York City mitigation adjustments, general NYISO billing adjustments and other miscellaneous charges related to sales between November 2000 and October 2002. NRG Energy contests both the validity and calculation of the claims and is currently negotiating with the NYISO over the ultimate disposition. Accordingly, Arthur Kill reduced its revenues by $10.2 million and recorded a corresponding reserve for the receivable.